UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Wheeler Real Estate Investment Trust, Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
963025 101

(CUSIP Number)
Jon S. Wheeler
Wheeler Real Estate Investment Trust, Inc.
Riversedge North
2529 Virginia Beach Boulevard
Virginia Beach, VA 23452

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
12/2/2013

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025 101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jon S. Wheeler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF See Item 3 below.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 689,238
	8.	SHARED VOTING POWER 16,100
	9.	SOLE DISPOSITIVE POWER 689,238
	10.	SHARED DISPOSITIVE POWER 16,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,338
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer
 The name of the issuer is Wheeler Real Estate Investment Trust, Inc. (the “Issuer”), a Maryland corporation, which has its principal office at Riversedge North, 2529 Virginia Beach Blvd., Suite 200, Virginia Beach, Virginia, 23452. The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (“Common Stock”), of the Issuer.
Item 2.  Identity and Background
 This Schedule 13D is being filed by the Chairman and Chief Executive Officer of the Issuer, Jon S. Wheeler, whose business address is located at Riversedge North, 2529 Virginia Beach Blvd., Suite 200, Virginia Beach, Virginia, 23452. Mr. Wheeler is a citizen of the United States.
Mr. Wheeler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Jon Wheeler has not, during the past five years, been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Item 3.  Source or Amount of Funds or Other Consideration
Mr. Wheeler purchased 703,169 shares of Common Stock for an aggregate purchase price of $3,058,420. Mr. Wheeler used his personal funds to purchase the shares of Common Stock for investment purposes. On or about June 11, 2014, the Issuer’s Board of Directors granted Mr. Wheeler 2,169 shares of Common Stock for services he provided as Chairman and Chief Executive of the Issuer.
Item 4.  Purpose of Transaction
 Mr. Wheeler acquired the shares of Common Stock for investment purposes. Mr. Wheeler may purchase additional shares of Common Stock from time to time depending upon market price, market conditions, availability of funds, evaluation of investment opportunities, and other factors including the beneficial ownership limitation of 9.8% set forth in the Issuer’s charter. Mr. Wheeler has no present intention to sell any shares of Common Stock, although Mr. Wheeler could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock he holds.
Mr. Wheeler does not have any plans or proposals that would result in any of the actions or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.
Item 5.  Interest in Securities of the Issuer
(a) Mr. Wheeler beneficially owns 705,338 shares of Common Stock, representing 9.48% of the outstanding shares of Common Stock of the Issuer (based upon 7,439,531 shares of Common Stock outstanding as of September 26, 2014).
(b) Mr. Wheeler has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 705,338 shares of the Issuer’s Common Stock.
(c) The following table sets forth the transactions for shares of Common Stock that were effected during the past sixty days by Mr. Wheeler:

Trade Date	Number of Shares Purchased	Price Per Share
8/21/2014	10,000	$5.12
8/21/2014	10,000	$5.08
8/29/2014	250	$5.10
8/29/2014	4,500	$5.06

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wheeler and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities.
Item 7.  Material to Be Filed as Exhibits
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jon S. Wheeler Signature

Jon S. Wheeler Name

September 29, 2014 Date

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)